QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

Weibo Corporation Announces Proposed Offering of US$700 Million Convertible Senior Notes

        BEIJING, CHINA, October 24, 2017—Weibo Corporation ("Weibo" or the "Company") (NASDAQ: WB), a leading social media in China, today announced that it proposes to offer up to US$700 million in aggregate principal amount of convertible senior notes due 2022 (the "Notes") (the "Offering"). The conversion rate and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Offering. The Company intends to grant the initial purchasers in the Offering a 30-day option to purchase up to an additional US$100 million principal amount of the Notes. The Offering is subject to market conditions and other factors.

        The Notes will be convertible into Weibo's ADSs, at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Weibo will not have the right to redeem the Notes prior to maturity except in the event of certain tax law changes.

        The Company plans to use the net proceeds of the Offering for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

        The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been registered under the Securities Act of 1933, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and/or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

        This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

        This press release contains forward-looking statements. Weibo may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo's annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the

SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

About Weibo Corporation

        Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

        Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Contact:

Investor Relations
Weibo Corporation
Phone: +86 10 5898-3017
Email: ir@staff.weibo.com

QuickLinks

  Exhibit 99.4
Weibo Corporation Announces Proposed Offering of US$700 Million Convertible Senior Notes